UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

WuXi PharmaTech (Cayman) Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release Dated October 2, 2014	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

By:	/s/ Edward Hu
Name:	Edward Hu
Title:	Chief Financial Officer

Date: October 2, 2014

Exhibit 99.1

WuXi PharmaTech Laboratory Testing Division

Expands in U.S. With Acquisition of XenoBiotic Laboratories, Inc.

SHANGHAI, October 1, 2014 /PRNewswire/ — WuXi PharmaTech (Cayman) Inc. (WuXi) (NYSE: WX), a leading pharmaceutical, biotechnology, and medical device research and development outsourcing company with operations in China and the United States, announced today that it has acquired XenoBiotic Laboratories, Inc. (XBL), a contract research organization with 27 years of successful operation that provides bioanalytical, drug metabolism, and pharmacokinetic services to the pharmaceutical, animal health, and agrochemical industries. Financial terms were not disclosed. The transaction closed on September 30, 2014, and is expected to be neutral to WuXi’s 2014 diluted EPS and accretive to WuXi’s 2015 diluted EPS on a non-GAAP basis.

The acquisition bolsters WuXi’s Laboratory Testing Division (LTD) in bioanalytical and DMPK/ADME services, particularly in studies of radio-labeled compounds, while gaining access to new agricultural and animal health customers. The resulting expansion and enhancement of WuXi’s integrated service portfolio will accelerate the growth of LTD’s business and further strengthen WuXi’s position as a leading research and development service provider to the pharmaceutical and biotech industries. This acquisition expands LTD’s presence in North America, provides greater flexibility in service and support options for our North American customers, and presents the opportunity for further expansion.

XBL has 150 employees and operates a 45,000-square-foot research center in Plainsboro, New Jersey, and a 36,000-square-foot facility in Nanjing, China. The company is FDA- and USDA-registered, New Jersey-licensed for work with radioisotopes, USDEA-licensed for conducting research with Schedule 1-5 controlled substances, and AAALAC-accredited.

“My colleagues and I are very excited to join WuXi, a global leader in providing drug discovery and development services to the global biopharmaceutical industry,” said Dr. Jinn Wu, President and Chief Executive Officer of XBL, who has been appointed Vice President and Chief Scientific Officer of LTD. “We will continue to provide our services to our current clients while also offering expanded services to WuXi’s clients.”

“We are very pleased to have XBL join the WuXi team,” said Dr. Ge Li, Chairman and Chief Executive Officer of WuXi. “Dr. Wu has spent the past 27 years building a solid organization and reputation within the industry. This business combination is an important step in WuXi’s development of a comprehensive, integrated platform of R&D services to help our customers discover and develop drugs more efficiently and cost-effectively.”

About WuXi PharmaTech

WuXi PharmaTech (NYSE: WX) is a leading pharmaceutical, biotechnology, and medical device R&D outsourcing company, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech (Cayman) Inc. provides a broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi PharmaTech’s services are designed to assist its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. WuXi’s Laboratory Testing Division (LTD) provides a comprehensive and integrated testing platform throughout the drug discovery and development process. With operations in both China and the U.S., it provides services and solutions in chemical analysis, biology, drug metabolism and pharmacokinetics, toxicology, bioanalysis, genomics, and clinical diagnostics. WuXi AppTec is the name for the operating subsidiaries of WuXi PharmaTech. Please visit http://www.wuxiapptec.com.

About XenoBiotic Laboratories Inc.

Founded in 1987, XenoBiotic Laboratories, Inc. (XBL), provides clinical and non-clinical bioanalytical and ADME/DMPK (in vitro and in vivo) services to the pharmaceutical, animal health, and agrochemical industries. XBL facilities in Plainsboro, New Jersey (http://www.xbl.com), and in Nanjing, China (http://www.xbl-china.com), operate to GLP standards, are licensed for radioisotopes, and are AAALAC-accredited for animal research.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements (i) include those with respect to the anticipated financial impact of the XBL acquisition on WuXi’s 2014 and 2015 financial results; WuXi’s development of a comprehensive, integrated platform of R&D services; and the acceleration of WuXi’s growth as a global research and development services provider and (ii) can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties, and changes in circumstances that are difficult to predict. Many factors could cause actual results to differ materially and adversely from those contained, either expressly or implicitly, in any of these forward-looking statements. For example, the success of the XBL transaction is subject to integration and other acquisition-related risks, including the need to attract and retain new and existing personnel and clients. The forward-looking statements in this press release speak only as of the date on which they are made, and we assume no obligation to update any forward-looking statements except as required by law.

For more information, please contact:

Ronald Aldridge

Director of Investor Relations

WuXi PharmaTech

+1-201-585-2048

ron_aldridge@wuxiapptec.com

Aaron Shi

Associate Director of Corporate Communications

WuXi PharmaTech

+86-21-5046-4362

aaron_shi@wuxiapptec.com

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